Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Ratio of Earnings to Fixed Charges (dollar amounts in thousands)
	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:

Income from continuing operations before provision for income taxes	$174,027	$154,000	$79,133	$67,472	$8,742

Add:

Fixed charges	92,755	74,532	51,237	36,928	32,168
Less: Undistributed earnings (losses) from equity investees	27	(521)	—	—	119

Total Earnings	$266,755	$229,053	$130,370	$104,400	$40,791

Fixed Charges:

Interest expense	$35,060	$30,242	$25,944	$17,721	$16,135

Estimate of interest expense within rental expense	57,695	44,290	25,293	19,207	16,033

Total Fixed Charges	$92,755	$74,532	$51,237	$36,928	$32,168

Ratio of Earnings to Fixed Charges	2.9x	3.1x	2.5x	2.8x	1.3x